July 2, 2007

MELLON FUNDS TRUST

Supplement to Current Prospectus

Effective June 30, 2007, the following changes occurred:

(a) Dreyfus Service Corporation, the distributor for The Mellon Funds, changed its name to "MBSC Securities Corporation" ("MBSC"). All information in the prospectus relating to "Dreyfus Service Corporation", "DSC", or the "distributor" now relates to MBSC.

(b) MBSC, LLC ("LLC") merged into MBSC and discontinued operations. BNY Mellon Wealth Advisors ("BMWA"), previously a division of LLC and known as Mellon Private Wealth Advisors, continues as a division of MBSC. To obtain information, BMWA Brokerage Clients can continue to contact their financial advisor, or their BMWA representative as provided in the prospectus, and individual account holders can contact the Dreyfus Retail Services division of MBSC by calling the telephone number listed in the prospectus.

MFTS0707

July 2, 2007

Mellon Funds Trust
Supplement to Statement of Additional Information

Dreyfus Service Corporation, the distributor for each of The Mellon Funds, changed its name to "MBSC Securities Corporation" ("MBSC"). All information in this Statement of Additional Information relating to "Dreyfus Service Corporation", "DSC", or the "distributor" now relates to MBSC.

MBSC also serves as the distributor for the funds in the Dreyfus Family of Funds and, effective June 30, 2007, became the distributor for the Mellon Institutional Funds.